University Girls Calendar, Ltd..                                                                           tel: 902-489-4029
1881 Brunswick St, Unit #311                                                                           fax: 902-444-5530
Halifax, Nova Scotia, Canada                                                        www.universitygirlscalendar.com
B3J 3L8
____________________________________________________________________________

January 29, 2006

United States Securities and Exchange Commission
Office of Small Business Operations
Division of Corporate Finance
Mail Stop 0308
450 5th Street N.W.
Washington, D.C. 20549

Attention:          John D. Reynolds, Director

            Re:       University Girls Calendar, Ltd. (the “Company”)
                        Registration Statement on Form SB-2
                        Commission File No. 333-131087
                        Filed on January 18, 2006

Dear Mr Reynolds

We have received and read your letter dated January 25, 2006 regarding our Registration Statement on Form SB-2 filed on January 18, 2005.  The purpose of this letter is to respond, in writing, to the comments specified in that letter.  Our responses are numbered to correspond to the comments in that letter.  Accordingly, please be informed as follows.

  Please note, to avoid confusion, we have eliminated the second paragraph of the “Description of the Business” section of the Registration Statement because it gave the misleading impression that there was a predecessor business conducted by Mr. Pedersen prior to the incorporation of the Company.  The paragraph had been intended to describe Mr. Pedersen’s experience in the production and sale of calendars.

  Mr. Pedersen’s prior experience in the production and sale of calendars was gained in connection with a class project he was given while attending St. Mary’s University in Halifax, Nova Scotia. It is our view that the class project was merely the inspiration for University Girls Calendar, Ltd. and is not a predecessor business.  The project was to create and temporarily run an enterprise starting with $10.  It had prescribed start (September 2004) and termination (December 2004) dates.  Several months following the termination of the class project, inspired by his high achievement in the entrepreneurship class overall, Mr. Pedersen decided to start a “real” business.  He considered a number of alternative businesses in the fitness and nutrition industries.  However, because he had already acquired experience with calendars in connection with his studies, he decided that his “real” business would be the commercial-scale

United States Securities and Exchange Commission

production and marketing of calendars.  His first step in commencing the venture was the incorporation of University Girls Calendar Ltd. (or “UGC Nova Scotia”), on April 27, 2005.  He later incorporated the Company on June 2, 2005, and on June 30, 2005 sold all of his shares in UGC Nova Scotia to it.  The financial statements for UGC Nova Scotia for the period prior to its acquisition by the Company are accordingly presented in the Registration Statement.

Given the above, we do not consider the Company to be a continuation of the 2004 class project.  As such, and to avoid any further confusion, we have eliminated references to the class project in the Registration Statement.

  Please note, the signature line has been changed to indicate that Paul Pedersen is also chief financial officer and chief accounting officer for the Company.

Hopefully, the information specified in this letter is completely responsive to the comments specified in your letter dated January 25, 2006.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,
UNIVERSITY GIRLS CALENDAR, LTD.

/s/ Paul Pedersen

Paul Pedersen, President